Exhibit 99.1

Biomica Announces Closing of $20 Million Financing
Round led by Shanghai Healthcare Capital

Rehovot, Israel – April 27, 2023 – Biomica Ltd., a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), today announced that it has closed a financing round of $20 million. The round was led by a $10 million investment from Shanghai Healthcare Capital (SHC), a leading Chinese private equity fund based in Shanghai, focused on biotech and healthcare investments globally. Following the investment, SHC holds 20% of the share capital in Biomica on a fully-diluted basis. Evogene also invested $10 million in Biomica in the current financing round.

The $20 million investment enables Biomica to forge ahead with developing its pipeline of microbiome-based therapeutics. Biomica plans to use the proceeds to complete its current BMC128 phase 1 immuno-oncology study and advance to phase 2 clinical trial; scale up and complete GMP production of BMC333 in preparation for a phase 1 clinical trial for the treatment of inflammatory bowel disease (IBD); as well as advance additional programs.

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About Biomica Ltd.:

Biomica is a clinical stage biopharmaceutical company developing innovative microbiome-based therapeutics utilizing MicroBoost AI tech-engine, licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN).

For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

Forward Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses the BMC128 phase 1 immuno-oncology study and the advancement to phase 2 clinical trial; scale up and completion of GMP production of BMC333 in preparation for a phase 1 clinical trial for the treatment of inflammatory bowel disease (IBD) and advancement of additional programs. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Investor Contact:
Kenny Green Email: kenny.green@evogene.com Tel: +1 212 378 8040